Exhibit 99.2

Report of Independent Registered Chartered Accountants and Consolidated Financial Statements of

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

December 31, 2012 and 2011 (Restated)

Independent Auditor’s Report

To the Shareholders of Turquoise Hill Resources Ltd.

We have completed an integrated audit of Turquoise Hill Resources Ltd.’s and its subsidiaries (together, the Company) December 31, 2012 consolidated financial statements (restated) and its internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements (restated) of Turquoise Hill Resources Ltd. and its subsidiaries, which comprise the consolidated balance sheet (restated) as at December 31, 2012 and the consolidated statements of operations (restated), comprehensive loss (restated), cash flows (restated) and equity (restated) for the year ended December 31, 2012, and the related notes (restated), which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements (restated) in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements (restated) based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements (restated) are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements (restated).

Opinion

In our opinion, the consolidated financial statements (restated) present fairly, in all material respects, the financial position of Turquoise Hill Resources Ltd. and its subsidiaries as at December 31, 2012 and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

We have also audited the adjustments to the 2011 consolidated financial statements (restated) arising from the correction of errors described in Note 28 (a) and (b) and the retrospective reclassification of the discontinued operation described in Notes 28 (c) and 29 (b). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2011 consolidated financial statements (restated) of Turquoise Hill Resources Ltd. and its subsidiaries other than with respect to the adjustments described above and, accordingly, we do not express an opinion or any other form of assurance on the 2011 consolidated financial statements (restated) taken as a whole.

Emphasis of matter

As discussed in Note 28 (a) and (b) of the consolidated financial statements (restated), the 2012 consolidated financial statements have been restated to correct errors.

Report on internal control over financial reporting

We have also audited Turquoise Hill Resources Ltd.’s and its subsidiaries internal control over financial reporting as at December 31, 2012 based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012 (Amended and Restated).

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Turquoise Hill Resources Ltd. and its subsidiaries did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control—Integrated Framework (1992) issued by COSO due to a material weakness in internal control over financial reporting related to accounting for revenues in complex transactions. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Report on Internal Control over Financial Reporting appearing in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012 (Amended and Restated). We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2012 consolidated financial statements (restated) and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements (restated).

Management and we previously concluded that the Company maintained effective internal control over financial reporting as at December 31, 2012. However, management has subsequently determined that the material weakness described above existed as at December 31, 2012. Accordingly, Management’s Report on Internal Control over Financial Reporting has been restated and our present opinion on internal control over financial reporting, as presented herein, is different from that expressed in our previous report.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

March 25, 2013, except for the disclosure and effects of the matters described in Notes 28 and 29 (b) and the matter discussed in the third paragraph of Management’s Report on Internal Control over Financial Reporting, as to which the date is November 14, 2013.

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of

Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.)

We have audited, before the effects of adjustments to reflect the correction of errors described in Note 28(a) and (b) and to retrospectively reflect discontinued operations described in Notes 28(c) and 29(b) to the consolidated financial statements, the consolidated financial statements of Turquoise Hill Resources Ltd. and subsidiaries (the “Company”), which comprise the consolidated balance sheet as at December 31, 2011, and the consolidated statement of operations, statement of comprehensive income (loss), equity, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information (the 2011 consolidated financial statements before the effects of the adjustments described in Note 28 to the consolidated financial statements are not presented herein).

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, such 2011 consolidated financial statements, except for the effects of adjustments to reflect the correction of errors, described in Note 28(a) and (b) to the consolidated financial statements and before the effects of adjustments to retrospectively reflect discontinued operations described in Notes 28(c) and 29(b) to the consolidated financial statements , present fairly, in all material respects, the financial position of Turquoise Hill Resources Ltd. and subsidiaries as at December 31, 2011 and the results of their operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to reflect the correction of errors described in Notes 28(a) and (b) and to retrospectively reflect discontinued operations as described in Notes 28(c) and 29(b) to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

March 19, 2012

Vancouver, Canada

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Consolidated Balance Sheets (Restated)

(Stated in thousands of U.S. dollars)

	December 31,
	2012	2011
	(Restated Note 28)
ASSETS
CURRENT
Cash and cash equivalents	$1,115,262	$827,786
Short-term investments	15,000	—
Accounts receivable (Note 4)	7,647	33,289
Due from related parties (Note 23)	1,533	1,100
Inventories (Note 5)	328,853	159,049
Prepaid expenses	59,898	57,901
Current assets held for sale (Notes 3, 28 and 29 (b))	86,837	189,063

TOTAL CURRENT ASSETS	1,615,030	1,268,188

LONG-TERM INVESTMENTS (Note 6)	64,592	87,570
OTHER LONG-TERM INVESTMENTS (Note 7)	270,612	317,325
INVENTORIES (Note 5)	67,897	—
PROPERTY, PLANT AND EQUIPMENT (Note 9)	6,794,349	4,272,433
DEFERRED INCOME TAXES (Note 14)	48,510	34,589
OTHER ASSETS	31,406	26,083
NON-CURRENT ASSETS HELD FOR SALE (Notes 3, 28 and 29 (b))	197,713	135,031

TOTAL ASSETS	$9,090,109	$6,141,219

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 10)	$738,655	$646,815
Payable to related parties (Note 23)	185,462	28,087
Amounts due under credit facilities (Note 11)	—	44,884
Interest payable on long-term debt (Note 12 and 13)	31,406	10,808
Interim funding facility (Note 13 (a))	1,799,004	—
Current liabilities held for sale (Notes 3, 28 and 29 (b))	25,231	36,747

TOTAL CURRENT LIABILITIES	2,779,758	767,341

CONVERTIBLE CREDIT FACILITY (Note 12)	102,473	141,853
INTERIM FUNDING FACILITY (Note 13 (a))	—	400,655
PAYABLE TO RELATED PARTIES (Note 23)	—	56,783
DEFERRED INCOME TAXES (Note 14)	—	9,619
ASSET RETIREMENT OBLIGATIONS (Note 15)	96,698	20,711
NON-CURRENT LIABILITIES HELD FOR SALE (Notes 3, 28 and 29 (b))	30,214	30,505

TOTAL LIABILITIES	3,009,143	1,427,467

COMMITMENTS AND CONTINGENCIES (Note 25)
NATURE OF OPERATIONS (Note 1)

EQUITY
SHARE CAPITAL (Note 16)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
1,005,535,530 (2011 - 739,382,976) common shares	9,145,394	6,819,367
ADDITIONAL PAID-IN CAPITAL	1,520,745	1,389,721
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Note 17)	12,849	(2,300)
DEFICIT	(4,608,549)	(3,508,076)

TOTAL TURQUOISE HILL RESOURCES LTD. SHAREHOLDERS’ EQUITY	6,070,439	4,698,712
NONCONTROLLING INTERESTS (Note 18)	10,527	15,040

TOTAL EQUITY	6,080,966	4,713,752

TOTAL LIABILITIES AND EQUITY	$9,090,109	$6,141,219

APPROVED BY THE BOARD:

/s/ J. Gardiner	/s/ R. Robertson
J. Gardiner, Director	R. Robertson, Director

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Consolidated Statements of Operations (Restated)

(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Year Ended December 31,
	2012	2011
	(Restated Note 28)
REVENUE	$78,062	$130,755

COST OF SALES (Note 19)	(170,693)	(144,486)
EXPENSES
Exploration and evaluation	(66,081)	(62,446)
Other operating expenses (Note 20)	(141,034)	(53,685)
General and administrative	(154,486)	(100,805)
Depreciation	(405)	(1,164)
Accretion of asset retirement obligations (Note 15)	(2,735)	(694)
Write-down of current assets	—	(4,288)

TOTAL EXPENSES	(535,434)	(367,568)

OPERATING LOSS	(457,372)	(236,813)

OTHER INCOME (EXPENSES)
Interest income	15,804	14,442
Interest expense	(11,943)	(11,013)
Financing costs (Note 16 (c))	(164,384)	—
Foreign exchange gains (losses)	6,648	(15,984)
Change in fair value of derivative (Note 16 (d) and (e))	194,664	(432,536)
Change in fair value of embedded derivatives (Note 12)	39,512	106,489
Gain on settlement of note receivable (Note 8)	—	102,995
Other (expense) income (Note 21)	(21,412)	10,592

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(398,483)	(461,828)

(Provision) recovery of income and capital taxes (Note 14)	(12,899)	(11,657)
Share of (loss) income of significantly influenced investees (Note 6 (a))	(33,233)	(23,071)

NET LOSS FROM CONTINUING OPERATIONS	(444,615)	(496,556)
LOSS FROM DISCONTINUED OPERATIONS (Notes 3, 28 and 29 (b))	(113,618)	(137,750)

NET LOSS	(558,233)	(634,306)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 18)	146,162	46,581

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(412,071)	$(587,725)

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.
CONTINUING OPERATIONS	$(345,369)	$(495,585)
DISCONTINUED OPERATIONS	$(66,702)	$(92,140)

	$(412,071)	$(587,725)

BASIC AND DILUTED LOSS PER SHARE ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.
CONTINUING OPERATIONS	$(0.40)	$(0.66)
DISCONTINUED OPERATIONS	(0.08)	(0.12)

	$(0.48)	$(0.78)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s) (Note 2 (o))	853,862	749,371

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Consolidated Statements of Comprehensive Loss (Restated)

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2012	2011
	(Restated Note 28)
NET LOSS	$(558,233)	$(634,306)

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAXES
Unrealized losses on available-for-sale equity securities, net of tax recovery (provision) of $2,847, ($2,847)	(42,163)	(38,826)
Unrealized gains on available-for-sale debt securities, net of tax of $nil, $nil (Note 7 (a))	30,309	2,738
Currency translation adjustments, net of tax of $nil, $nil	4,490	(1,368)
Less: reclassification adjustments for losses (gains) recorded in earnings:
Long-term investments
Other-than-temporary impairment charges	32,881	—
Realized gains	(5,592)	—

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	19,925	(37,456)

TOTAL COMPREHENSIVE LOSS	$(538,308)	$(671,762)

COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Turquoise Hill Resources Ltd.	$(396,922)	$(623,100)
Noncontrolling interests	(141,386)	(48,662)

	$(538,308)	$(671,762)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Consolidated Statements of Equity (Restated)

(Stated in thousands of U.S. dollars, except for share amounts)

	Share Capital		Share Purchase Warrants	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Deficit	Noncontrolling Interests	Total
	Number of Common Shares	Amount

Balances, December 31, 2010 (Restated Note 28)	568,560,669	$3,378,921	$11,832	$1,303,581	$33,075	$(2,920,351)	$2,917	$1,809,975
Net loss	—	—	—	—	—	(587,725)	(46,581)	(634,306)
Other comprehensive loss	—	—	—	—	(35,375)	—	(2,081)	(37,456)
Shares issued for:
Exercise of stock options	2,594,270	36,961	—	(15,071)	—	—	—	21,890
Rights offering (Note 16 (e)), net of issue costs of $27,311	84,867,671	2,346,277	—	5,711	—	—	—	2,351,988
Exercise of share purchase warrants (Note 16 (b)), net of issue costs of $1,065	55,122,253	512,347	(11,832)	—	—	—	—	500,515
Exercise of subscription right (Note 16 (b))	27,896,570	535,908	—	—	—	—	—	535,908
Bonus shares	315,777	8,335	—	(8,215)	—	—	—	120
Share purchase plan	25,766	618	—	—	—	—	—	618
Other increase in noncontrolling interests (Note 18)	—	—	—	—	—	—	60,785	60,785
Dilution gains	—	—	—	61	—	—	—	61
Stock-based compensation	—	—	—	103,654	—	—	—	103,654

Balances, December 31, 2011 (Restated Note 28)	739,382,976	$6,819,367	$—	$1,389,721	$(2,300)	$(3,508,076)	$15,040	$4,713,752
Net loss	—	—	—	—	—	(412,071)	(146,162)	(558,233)
Other comprehensive income	—	—	—	—	15,149	—	4,776	19,925
Shares issued for:
Exercise of stock options	5,823,443	71,887	—	(32,080)	—	—	—	39,807
Rights offering (Note 16 (d)), net of issue costs of $75,443	259,558,050	2,237,331	—	66	—	—	—	2,237,397
Exercise of subscription right (Note 16 (b))	439,216	8,489	—	—	—	—	—	8,489
Bonus shares	291,625	7,760	—	(7,760)	—	—	—	—
Share purchase plan	40,220	560	—	—	—	—	—	560
Other increase in noncontrolling interests (Note 18)	—	—	—	(29,542)	—	—	136,873	107,331
Share purchase warrants (Note 16 (c))	—	—	—	164,385	—	—	—	164,385
Rights offering (Note 16 (d))	—	—	—	—	—	(688,402)	—	(688,402)
Dilution losses	—	—	—	(68,749)	—	—	—	(68,749)
Stock-based compensation (net of reclassifications of $290)	—	—	—	104,704	—	—	—	104,704

Balances, December 31, 2012 (Restated Note 28)	1,005,535,530	$9,145,394	$—	$1,520,745	$12,849	$(4,608,549)	$ 10,527	$6,080,966

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Consolidated Statements of Cash Flows (Restated)

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2012	2011
	(Restated Note 28)
OPERATING ACTIVITIES

Cash used in operating activities (Note 22)	$(507,305)	$(371,721)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations (Note 3)	13,000	—
Purchase of long-term investments	(41,763)	(27,084)
Purchase of other long-term investments	—	(160,000)
Proceeds from redemption of short-term investments	15,000	17,450
Proceeds from sale of long-term investments	1,500	14,000
Proceeds from redemption of other long-term investments	50,807	45,230
Proceeds from redemption of note receivable	—	102,995
Expenditures on property, plant and equipment	(2,480,460)	(2,602,156)
Proceeds from sale of property, plant and equipment	—	1,285
Proceeds from (expenditures on) other assets	(7,433)	(19,297)

Cash used in investing activities of continuing operations	(2,449,349)	(2,627,577)
Cash used in investing activities of discontinued operations (Notes 3, 28 and 29 (b))	(75,096)	84,360

Cash used in investing activities	(2,524,445)	(2,543,217)

FINANCING ACTIVITIES
Issue of share capital	1,792,514	2,212,145
Proceeds from interim funding facility (Note 13 (a))	1,398,349	400,655
Repayment of credit facilities	(46,804)	(8,672)
Noncontrolling interests’ reduction of investment in subsidiaries	(960)	(33,053)
Noncontrolling interests’ investment in subsidiaries	910	5,382

Cash provided by financing activities of continuing operations	3,144,009	2,576,457
Cash provided by financing activities of discontinued operations (Notes 3, 28 and 29 (b))	34,662	84,511

Cash provided by financing activities	3,178,671	2,660,968

EFFECT OF EXCHANGE RATE CHANGES ON CASH	17,909	(12,007)

NET CASH INFLOW (OUTFLOW)	164,830	(265,977)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	998,054	1,264,031

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,162,884	$998,054

LESS CASH AND CASH EQUIVALENTS CLASSIFIED IN CURRENT ASSETS HELD FOR SALE	(47,622)	(170,268)

CASH AND CASH EQUIVALENTS AS PRESENTED ON CONSOLIDATED BALANCE SHEETS	$1,115,262	$827,786

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$144,653	$521,883
Short-term money market instruments	970,609	305,903

	$1,115,262	$827,786

Supplementary cash flow information (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

On June 28, 2012, at Turquoise Hill Resources Ltd.’s (the “Company”) Annual and Special Meeting, the shareholders approved changing the Company’s name from Ivanhoe Mines Ltd. to Turquoise Hill Resources Ltd. The new name became effective on August 2, 2012.

1.	NATURE OF OPERATIONS

The Company, together with its subsidiaries (collectively referred to as “Turquoise Hill”), is an international mineral exploration, development and production company holding interests in and conducting operations on mineral resource properties principally located in Central Asia and Australia.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business operations. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

As at December 31, 2012, Turquoise Hill had consolidated cash of $1.2 billion, including cash and cash equivalents classified as current assets held for sale, a consolidated working capital deficit of $1.2 billion and an accumulated deficit of $4.6 billion. The consolidated working capital deficit is a result of the approximate $1.8 billion interim funding facility due to Rio Tinto becoming a current liability.

In 2010, Rio Tinto provided the Company with a $1.8 billion interim funding facility to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. The interim funding facility matures on December 31, 2013 and is subject to earlier mandatory repayment from the expected proceeds of the first drawdown under the planned Oyu Tolgoi project-financing package.

On April 17, 2012, the Company signed a Memorandum of Agreement with majority shareholder Rio Tinto that established Rio Tinto’s support for a series of funding measures related to the Oyu Tolgoi mine. The Memorandum of Agreement included provisions for the Company and Rio Tinto to act together in good faith to negotiate project financing of $3 to $4 billion. As part of the Memorandum of Agreement, the Company and Rio Tinto agreed that the Rio Tinto Treasurer would have the exclusive authority to direct all aspects of the negotiation of the Oyu Tolgoi project financing package. Bids have been received from a number of banks that would allow the Company to achieve its project financing target and discussions are ongoing with the lenders to finalize the terms of those offers.

The Company’s ability to complete project financing is subject to a number of factors, some of which are beyond its control. A number of substantive issues have recently been raised by the Government of Mongolia regarding the Oyu Tolgoi mine. The Company and Rio Tinto continue to have discussions with the Government of Mongolia on a range of issues related to the implementation of the Investment Agreement, including project development and costs, the operating budget, project financing, management fees and governance. The project financing is subject to the unanimous approval of the Oyu Tolgoi LLC Board of Directors which includes representatives from the Government of Mongolia. Given the issues raised by the Government of Mongolia along with the ongoing negotiations with the banks, there is no assurance that the project financing will be put in place.

The Company is considering alternative financing arrangements to settle the interim funding facility prior to its maturity in the event that project financing is unsuccessful. Certain alternatives are dependent on approvals from Rio Tinto, and the Company and Rio Tinto are currently engaged in discussions regarding alternative plans. Such plans could include raising additional capital through debt or equity issuances, the

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	NATURE OF OPERATIONS (Continued)

sale of investments (including publicly-traded subsidiaries controlled by the Company) and/or the sale of other assets. To date, the Company has signed a binding agreement to sell its 50% stake in Altynalmas Gold Ltd. for proceeds of $300 million. There is no assurance that these initiatives will be successful or sufficient to meet the Company’s liquidity requirements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant accounting policies used in these consolidated financial statements are as follows:

(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and those entities in which the Company has a controlling financial interest either through voting rights or means other than voting rights. For these entities, the Company records 100% of the revenues, expenses, cash flows, assets and liabilities in the consolidated financial statements. For entities that the Company controls but holds less than a 100% ownership interest, a noncontrolling interest is recorded in the consolidated statement of operations and balance sheet to reflect the noncontrolling interest’s share of the net income (loss) and net assets of the entity, respectively.

The Company has assessed all entities, including those entities that hold economic interests in projects that are in the exploration or development stage, in which the Company holds an economic interest to determine if they are variable interest entities (“VIEs”). If they are determined to be VIEs, the Company assesses on an ongoing basis who the primary beneficiary is based on who has the power to direct matters that most significantly impact the VIE’s economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Matters that may have a significant impact on the VIE’s economic performance include, but are not limited to, approval of budgets and programs, financing decisions, construction decisions and delegation of certain responsibilities to the operator of the project. For VIEs where the Company is the primary beneficiary, the Company consolidates the entity and records a noncontrolling interest, measured initially at its estimated fair value, for the interest held by other equity owners. For VIEs where the Company has shared power with unrelated parties over the aforementioned matters that most significantly impact the VIE’s economic performance, the Company uses the equity method of accounting to report their results.

The following table illustrates the Company’s policy used to account for its interests in significant entities where the Company holds less than a 100% economic interest. The Company consolidates all entities where it holds a 100% economic interest.

	Economic interest at December 31, 2012	Method
Ivanhoe Australia Limited (i)	57.3%	Consolidation
SouthGobi Resources Ltd. (ii)	57.6%	Consolidation
Oyu Tolgoi LLC (iii)	66.0%	Consolidation
Altynalmas Gold Ltd. (iv)	50.0%	Equity Method

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Principles of consolidation (continued)

(i)

A wholly owned subsidiary of the Company holds a 57.3% interest in Ivanhoe Australia Limited (“Ivanhoe Australia”), with its copper-gold operations, development activities and exploration activities in the Cloncurry region of Queensland, Australia.

(ii)

The Company holds a 57.6% interest in SouthGobi Resources Ltd. (“SouthGobi”), which owns the Ovoot Tolgoi coal mine in southern Mongolia and is conducting ongoing exploration and development programs at several other Mongolian coal prospects.

(iii)	Wholly-owned subsidiaries of the Company together hold a 66.0% interest in Oyu Tolgoi LLC (“Oyu Tolgoi”), a VIE whose principal asset is the Oyu Tolgoi copper-gold mine located in southern Mongolia.

The Company has determined that no individual party has both: (a) the unilateral power to direct the activities that most significantly impact Oyu Tolgoi’s economic performance and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to Oyu Tolgoi. The Company consolidates its 66.0% interest in Oyu Tolgoi as it is a member of a related party group with such attributes and is the entity within the group that is most closely associated with Oyu Tolgoi. The determination of which party within the related party group is most closely associated with Oyu Tolgoi requires judgment and is based on the existence of principal-agency relationships within the group, relationship and significance of the activities of the VIE to the parties within the group, exposure to the variability associated with the anticipated economic performance of the VIE and design of the VIE.

The Company has historically funded 100% of the Oyu Tolgoi copper-gold mine’s exploration and development costs via equity and debt investments in Oyu Tolgoi. At December 31, 2012, the consolidated carrying amounts (100%) of Oyu Tolgoi’s assets and liabilities were $6.8 billion and $0.9 billion, respectively. The maximum exposure to loss related to this VIE is $7.6 billion, calculated as the aggregate of the carrying amount of the Company’s common share interest, shareholder loan interests and certain obligations of Oyu Tolgoi guaranteed by the Company.

(iv)

The Company holds a 50.0% interest in Altynalmas Gold Ltd. (“Altynalmas”), which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan. The Company accounts for its interest in this VIE using the equity method. The maximum exposure related to this VIE is limited to the carrying amount of the shareholder loan due from Altynalmas (Note 6 (a)).

(b)	Measurement uncertainties

Generally accepted accounting principles require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, among other things, the recoverability of accounts receivable and investments, the proven and probable ore reserves, the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the provision for income taxes and the recognition of deferred income tax assets and deferred income tax liabilities, the expected economic lives of and the recoverability of property,

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Measurement uncertainties (continued)

plant and equipment, depreciation and depletion, stock-based compensation, estimated fair value of derivatives, estimated fair value of warrants, estimated fair values of financial assets and liabilities falling within levels 2 or 3 of the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for fair value measurements, and the anticipated costs and timing of asset retirement obligations.

(c)	Foreign currencies

The Company has determined the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

For foreign subsidiaries whose functional currency is the local currency, assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates in effect for the period. The related translation gains and losses are included in accumulated other comprehensive income (loss).

(d)	Revenue recognition

Sales revenues are recognized when the risks and rewards of ownership pass to the customer, collection is reasonably assured and the price is reasonably determinable. Depending on the terms of the sales contract, this occurs when saleable product is either loaded onto a train, truck or vessel; or unloaded at the final destination.

(e)	Cash and cash equivalents

Cash and cash equivalents include short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding 90 days.

(f)	Short-term investments

Short-term investments include money market instruments with terms to maturity, at the date of acquisition, exceeding 90 days and with remaining terms at December 31, 2012 of less than one year.

(g)	Inventories

Stockpiles are valued at the lower of production cost and net realizable value. Production cost includes direct and indirect labour, operating materials and supplies, transportation costs, and an applicable portion of operating overhead, including depreciation and depletion. Net realizable value is the expected average selling price of the finished product less the costs to get the product into saleable form and to the selling location.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Inventories (continued)

Mine stores and supplies are valued at the lower of the weighted average cost, less allowances for obsolescence, and replacement cost.

(h)	Long-term investments

Long-term investments in companies in which Turquoise Hill has voting interests between 20% and 50%, or where Turquoise Hill has the ability to exercise significant influence, are accounted for using the equity method. Under this method, Turquoise Hill’s share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

Long-term investments in equity securities that have readily determinable fair values and are not subject to significant influence are classified as either “available-for-sale” or “held-for-trading”. Available-for-sale investments are measured at fair value with unrealized gains and losses recognized in accumulated other comprehensive income (loss), unless the declines in market value are judged to be other than temporary, in which case the losses are recognized in income for the period. Held-for-trading investments are measured at fair value with changes in those fair values recognized in income for the period.

The cost method is used to account for long-term investments in equity securities that are not accounted for using the equity method or classified as either “available-for-sale” or “held-for-trading”.

(i)	Exploration and development

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized. Exploration costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

(j)	Property, plant and equipment

Property, plant and equipment are carried at cost (including development and preproduction costs, capitalized interest, other capitalized financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues), less accumulated depletion and depreciation including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

On the commencement of commercial production, depletion of each mining property is provided on the units-of-production basis, using estimated proven and probable reserves as the depletion basis.

Property, plant and equipment are depreciated, following the commencement of commercial production, over their expected economic lives using either the units-of-production method or the straight-line method (over one to twenty years).

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Property, plant and equipment (continued)

Capital works in progress are not depreciated until the capital asset has been put into operation.

Turquoise Hill reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with value beyond proven and probable reserves. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flows.

(k)	Stripping costs

Stripping costs incurred during the production phase of an open-pit mine are variable production costs that are included in the costs of inventory produced during the period that the stripping costs are incurred. The production phase of a mine commences when saleable minerals are produced from an ore body, regardless of the level of production. However, the production phase does not commence with the removal of de minimis saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body.

(l)	Asset retirement obligations

Turquoise Hill recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation and changes in estimate are added to or deducted from the asset.

(m)	Stock-based compensation

The Company has an Employees’ and Directors’ Equity Incentive Plan which is disclosed in Note 16 (a). The fair value of stock options at the date of grant is amortized to operations, with an offsetting credit to additional paid-in capital, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital are transferred to share capital.

(n)	Deferred income taxes

The provision for deferred income taxes is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement’s carrying amounts and the tax

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Deferred income taxes (continued)

bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.

(o)	Loss per share

The basic loss per share is computed by dividing the net loss attributable to common stock by the weighted average number of common shares outstanding during the year. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation. The effects of potentially dilutive stock options and share purchase warrants were antidilutive in the years ended December 31, 2012 and 2011.

The potentially dilutive shares excluded from the loss per share calculation due to antidilution are as follows:

	December 31,
	2012	2011
Options	16,176,212	23,449,062
Share purchase warrants	74,247,460	—

Total potentially dilutive shares	90,423,672	23,449,062

In July 2012, the Company completed a rights offering which was open to all shareholders on a dilution free, equal participation basis at a subscription price less than the fair value of a common share of the Company (Note 16 (d)). In accordance with the ASC guidance for earnings per share, basic and diluted loss per share for all periods presented have been adjusted retroactively for a bonus element contained in the rights offering. Specifically, the weighted average number of common shares outstanding used to compute basic and diluted loss per share for the year ended December 31, 2011 has been multiplied by a factor of 1.09.

(p)	Segmented reporting

The Company has five segments: Oyu Tolgoi with its copper-gold mine in southern Mongolia; Ivanhoe Australia with its copper-gold operations, development activities and exploration activities in Australia; SouthGobi with its coal operations and exploration activities in Mongolia; other exploration with its projects primarily in Mongolia and Indonesia; and the Company’s corporate division.

(q)	Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation as at and for the year ended December 31, 2012. In particular, $1.2 million has been reclassified from accounts receivable to due from related parties; $28.2 million has been reclassified from accounts payable and accrued liabilities to payable to related parties; and $72.1 million has been reclassified from exploration and evaluation to other operating expenses.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)	Accounting changes

•	In May 2011, the ASC guidance for fair value measurement and disclosure was updated to clarify the Financial Accounting Standards Board’s intent on current guidance, modify and change certain guidance and principles, and expand disclosures concerning Level 3 fair value measurements in the fair value hierarchy (including quantitative information about significant unobservable inputs within Level 3 of the fair value hierarchy). In addition, the updated guidance requires disclosure of the fair value hierarchy for assets and liabilities not measured at fair value in the consolidated balance sheet, but whose fair value is required to be disclosed. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2012. The adoption of the updated guidance had no impact on the Company’s consolidated balance sheet or results of operations.

•

In June 2011, the ASC guidance on presentation of comprehensive income was updated to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The updated guidance requires an entity to present the components of net income and other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2012, except for changes as they relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The adoption of the updated guidance had no impact on the Company’s consolidated balance sheet or results of operations.

3.	DISCONTINUED OPERATIONS

In February 2005, Turquoise Hill sold the Savage River Project (“Savage River”) in Tasmania, Australia for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that began on March 31, 2006.

During 2010, the original purchaser of Savage River disputed $22.1 million of the estimated $28.5 million fifth annual contingent payment. In November 2011, the parties reached an out-of-court settlement whereby the $22.1 million under dispute was reduced to $13.0 million, which the original purchaser paid to Turquoise Hill on March 28, 2012.

Turquoise Hill received a total of $157.4 million in consideration from the sale of Savage River.

See Notes 28 and 29(b) for the restatement of these financial statements for operations subsequently classified as discontinued operations.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

4.	ACCOUNTS RECEIVABLE

	December 31,
	2012	2011
Trade receivables	$1,438	$—
Refundable taxes	2,851	1,942
Insurance proceeds	500	12,913
Accrued interest	112	299
Savage River receivable (Note 3)	—	13,000
Other	2,746	5,135

	$7,647	$33,289

5.	INVENTORIES

	December 31,
	2012	2011
Current
Coal stockpiles	$19,284	$69,853
Materials and supplies	309,569	89,196

	$328,853	$159,049

Noncurrent
Run-of-mine stockpiles	$67,897	$—

6.	LONG-TERM INVESTMENTS

	December 31,
	2012	2011
Investments in companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$—	$—
RDCC LLC	13,166	—
Available-for-sale equity securities (b)	33,737	63,905
Held-for-trading equity securities (c)	1,455	7,431
Other equity securities, cost method (d)	16,234	16,234

	$64,592	$87,570

(a)	The Company holds a 50.0% interest in Altynalmas, which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.

	December 31,
	2012	2011
Amount due from Altynalmas	$156,751	$123,617
Share of equity method losses in excess of common share investment	(156,751)	(123,617)

Net investment in Altynalmas	$—	$—

Amounts advanced to Altynalmas bear interest compounded monthly at a rate per annum equal to the one month London Inter-bank Offered Rate (“LIBOR”) plus 3.0% and are due on demand.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	LONG-TERM INVESTMENTS (Continued)

(a)	During 2012, Turquoise Hill recorded a $33.1 million (2011 - $23.1 million) share of loss on this investment.

On February 13, 2013, the Company signed a binding agreement with Sumeru Gold BV for the sale of the Company’s 50% interest in Altynalmas for a total cash consideration of $300.0 million. Completion of the proposed transaction is subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities.

The transaction is expected to close in the second quarter of 2013.

(b)	Available-for-sale equity securities

	December 31, 2012				December 31, 2011
	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value
Ivanplats Limited - Class A common shares (i)	1.4%	$17,938	$729	$18,667	—	$—	$—	$—
Aspire Mining Limited (ii)	19.9%	8,727	—	8,727	19.9%	27,911	18,925	46,836
Entrée Gold Inc. (iii)	10.7%	6,259	—	6,259	10.9%	19,957	(3,202)	16,755
Other	—	96	(12)	84	—	96	218	314

		$33,020	$717	$33,737		$47,964	$15,941	$63,905

(i)	In October 2012, the Company received 3.7 million Class A common shares of Ivanplats Limited (“Ivanplats”) on conversion of the Ivanplats convertible bonds (Note 7 (c)).

(ii)

During 2012, Turquoise Hill recorded an other-than-temporary impairment of $19.2 million (2011 - $nil) against its investment in Aspire Mining Limited (“Aspire”) based on an assessment of the fair value of Aspire.

During 2011, Turquoise Hill acquired 17.6 million common shares of Aspire at a cost of $7.6 million.

(iii)

During 2012, Turquoise Hill recorded an other-than-temporary impairment of $13.7 million (2011 - $nil) against its investment in Entrée Gold Inc. (“Entrée”) based on an assessment of the fair value of Entrée.

(c)	Held-for-trading equity securities

During 2012, Turquoise Hill sold 10.0 million shares of Kangaroo Resources Limited (“Kangaroo”) for $1.5 million. This transaction resulted in a realized gain on sale of $38,000.

As at December 31, 2012, the market value of Turquoise Hill’s 1.1% investment in Kangaroo was $1.5 million, resulting in an unrealized loss of $4.5 million during the year ended December 31, 2012 (2011 - $2.8 million).

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	LONG-TERM INVESTMENTS (Continued)

(d)	Other equity securities, cost method

	December 31, 2012		December 31, 2011
	Equity Interest	Cost Basis	Equity Interest	Cost Basis
Ivanplats Limited - Class B common shares (i)	11.8%	$16,119	8.8%	$16,119
Other	—	115	—	115

		$16,234		$16,234

(i)	In January 2011, the Company sold 1.4 million shares of Ivanplats for $14.0 million and recognized a gain on sale of $10.6 million.

In March 2011, the Company converted its remaining holding of Ivanplats special warrants into 2.5 million common shares of Ivanplats at no additional cost.

In September 2012, Ivanplats completed a reorganization whereby all 33.5 million Ivanplats common shares held by the Company were reclassified to Class B common shares. The reclassification preserves the Company’s existing shareholder rights, but imposes a restriction on transferability that inhibits liquidity until such time as the Class B common shares are converted to Class A common shares. Such conversion occurs automatically 39 months after the completion of Ivanplats initial public offering, which was completed on October 23, 2012.

The Company can accelerate the conversion of the Class B common shares by signing a Lock-up Agreement with Ivanplats. Upon signing the Lock-up Agreement, the Class B common shares would gradually convert to Class A common shares over a 33 month period, commencing six months after the date of Ivanplats initial public offering, and be subject to certain restrictions on disposition as outlined in the Lock-up Agreement.

As at December 31, 2012, the Company had not signed the Lock-up Agreement and held 33.5 million Class B common shares, which are classified as a cost method investment because they do not have a readily determinable fair value.

7.	OTHER LONG-TERM INVESTMENTS

	December 31,
	2012	2011
Prepayments (a)	$153,941	$136,103
Treasury Bill (a)	106,531	88,348
Long-Term Notes (b)	10,140	32,277
Convertible Bonds (c)	—	15,627
Money Market investments	—	44,970

	$270,612	$317,325

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

7.	OTHER LONG-TERM INVESTMENTS (Continued)

(a)	Treasury Bill and Prepayments

On October 20, 2009, Turquoise Hill purchased a Treasury Bill (“T-Bill”) from the Mongolian Government, having a face value of $115.0 million, for $100.0 million. The annual rate of interest on the T-Bill was set at 3.0%. The maturity date of the T-Bill is October 20, 2014.

Turquoise Hill made tax prepayments to the Mongolian Government of $50.0 million and $100.0 million on April 7, 2010 and June 7, 2011 respectively. The after-tax rate of interest on the tax prepayments is 1.59% compounding annually. Unless already off-set fully against Mongolian taxes, the Mongolian Government is required to repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.

Turquoise Hill has designated the T-Bill and tax prepayments as available-for-sale investments because they were not purchased with the intent of selling them in the near term and Turquoise Hill’s intention to hold them to maturity is uncertain. The fair values of the T-Bill and tax prepayments are estimated based on available public information regarding what market participants would consider for such investments. Changes in the fair value of available-for-sale investments are recognized in accumulated other comprehensive income.

Turquoise Hill has used a discounted cash flow approach to value the T-Bill and tax prepayments incorporating the following weighted average assumptions:

	T-Bill		Tax Prepayments
	December 31,		December 31,
	2012	2011	2012	2011
Purchased Amount	$100,000,000	$100,000,000	$150,000,000	$150,000,000
Discount Rate	4.4%	9.9%	4.4%	9.9%
Term	1.8 years	2.8 years	0.3 years	1.5 years

Based on the discounted cash flow models as at December 31, 2012, the fair values of the T-Bill and tax prepayments were estimated at $106.5 million and $153.9 million respectively. As a result of these valuations, Turquoise Hill recorded an unrealized gain of $15.2 million (2011 - $5.0 million) on the T-Bill and an unrealized gain of $15.1 million (2011 - $2.3 million unrealized loss) on the tax prepayments in accumulated other comprehensive income for the year ended December 31, 2012.

(b)	Long-Term Notes

As at December 31, 2012, the Company held $15.5 million (December 31, 2011 - $62.5 million) principal amount of Long-Term Notes (received in 2009 upon completion of the Asset-Backed Commercial Paper restructuring) which was recorded at a fair value of $10.1 million. The decrease from December 2011 in principal of $47.0 million was due to disposals ($47.7 million), offset by the strengthening of the Canadian dollar ($0.7 million). The Company has designated the Long-Term Notes as held-for-trading. Accordingly, the Long-Term Notes are recorded at fair value with unrealized gains and losses included in earnings.

During 2012, Turquoise Hill sold Long-Term Notes with a principal amount of $48.0 million for proceeds of $35.6 million. These transactions resulted in an aggregate realized gain on sale of $4.5 million.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

7.	OTHER LONG-TERM INVESTMENTS (Continued)

(b)	Long-Term Notes (continued)

The Company has estimated the fair value of the Long-Term Notes considering information provided on the restructuring, the best available public information regarding market conditions (including the Company’s recent sales) and other factors that a market participant would consider for such investments.

The Company has used a discounted cash flow approach to value the Long-Term Notes at December 31, 2012 incorporating the following assumptions:

Bankers Acceptance Rate:	1.15%
Discount Rates:	8% to 60%
Maturity Dates:	4.0 years

Based on the discounted cash flow model as at December 31, 2012, the fair value of the Long-Term Notes was estimated at $10.1 million. During 2012, the Company recorded an unrealized gain of $9.1 million (2011 - $3.2 million), which included valuations of Long-Term Notes sold in the year.

Continuing uncertainties regarding the value of the assets that underlie the Long-Term Notes, the amount and timing of cash flows and changes in general economic conditions could give rise to a further change in the fair value of the Company’s investment in the Long-Term Notes, which would impact the Company’s results from operations. A 1.0% increase, representing 100 basis points, in the discount rate will decrease the fair value of the Long-Term Notes by approximately $0.4 million.

(c)	Convertible Bonds

On November 10, 2011, Turquoise Hill participated in Ivanplats’ convertible bond offering by purchasing 15,000 bonds at $1,000 each. On October 23, 2012, Ivanplats completed a qualifying initial public offering, and it exercised its right to convert the bonds into Class A common shares. Upon conversion, the $16.1 million aggregate amount of principal and interest outstanding and an 11.11% bonus payment equal to $1.8 million were converted at a conversion price of Cdn$4.75, the qualifying initial public offering price. Accordingly, Turquoise Hill received 3.7 million Class A common shares upon conversion (Note 6 (b)).

While they were outstanding, the bonds bore interest at 8.0% and were set to mature on November 10, 2014. As the bonds were inherently complex financial instruments, Turquoise Hill elected to apply the fair value option to account for its entire holding of Ivanplats bonds. Accordingly, each reporting period that the bonds were outstanding, they were remeasured at fair value with changes in fair value being recognized in earnings.

8.	NOTE RECEIVABLE

In August 2011, Turquoise Hill received $103.0 million as payment for a promissory note, which had a carrying value of $nil, and recognized a $103.0 million gain on settlement.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

9.	PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2012			2011
	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value
Mining plant and equipment
Ovoot Tolgoi, Mongolia (b)	$460,938	$(108,946)	$351,992	$372,081	$(48,402)	$323,679

	$460,938	$(108,946)	$351,992	$372,081	$(48,402)	$323,679

Mineral property interests
Oyu Tolgoi, Mongolia (a)	$1,087,799	$(15,729)	$1,072,070	$57,021	$(6,489)	$50,532
Ovoot Tolgoi, Mongolia (b)	37,606	(2,215)	35,391	40,572	(1,913)	38,659
Other exploration projects	1,252	(1,244)	8	1,252	(1,244)	8

	$1,126,657	$(19,188)	$1,107,469	$98,845	$(9,646)	$89,199

Other capital assets
Oyu Tolgoi, Mongolia (a)	$644,114	$(78,354)	$565,760	$41,252	$(20,441)	$20,811
Ovoot Tolgoi, Mongolia (b)	3,414	(1,231)	2,183	2,607	(1,191)	1,416
Other exploration projects	4,678	(3,911)	767	4,562	(3,851)	711

	$652,206	$(83,496)	$568,710	$48,421	$(25,483)	$22,938

Capital works in progress
Oyu Tolgoi, Mongolia (a)	$4,710,266	$—	$4,710,266	$3,753,857	$—	$3,753,857
Ovoot Tolgoi, Mongolia (b)	55,912	—	55,912	82,760	—	82,760

	$4,766,178	$—	$4,766,178	$3,836,617	$—	$3,836,617

	$7,005,979	$(211,630)	$6,794,349	$4,355,964	$(83,531)	$4,272,433

(a)

Turquoise Hill has a 66% interest in the Oyu Tolgoi copper-gold mine located in Mongolia. During the year ended December 31, 2012, additions to property, plant and equipment for the Oyu Tolgoi mine totalled $2,590.0 million (December 31, 2011 - $2,817.3 million), which included development costs.

(b)	SouthGobi holds a 100% interest in the Ovoot Tolgoi coal mine located in Mongolia. In 2008, SouthGobi began open pit operations at Ovoot Tolgoi.

During the second quarter of 2012, SouthGobi commenced curtailing mining activities at the Ovoot Tolgoi mine to manage coal inventories and to maintain efficient working capital levels. By June 30, 2012, mining activities were fully curtailed and remained so for the remainder of 2012; however, operations at the Ovoot Tolgoi mine resumed on March 22, 2013.

As a result of these events, Turquoise Hill conducted an impairment analysis whereby the carrying values of its property, plant and equipment related to Ovoot Tolgoi mine were assessed. The analysis did not result in the identification of impairment. The estimates and assumptions incorporated in the impairment analysis are subject to certain risks and uncertainties which may materially affect the future net cash flows expected to be generated.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
	2012	2011
Accounts payable	$262,215	$96,324
Accrued construction costs	466,029	531,313
Payroll and other employee-related payables	2,230	1,525
Other	8,181	17,653

	$738,655	$646,815

11.	AMOUNTS DUE UNDER CREDIT FACILITIES

	December 31,
	2012	2011
Non-revolving bank loans (a)	$—	$5,719
Two-year extendible loan facility (b)	—	39,165

	$—	$44,884

(a)

In October 2007, Turquoise Hill obtained non-revolving bank loans which were due on demand. Certain securities and other investments were pledged as collateral against these bank loans. In September 2012, Turquoise Hill made payments to settle all amounts outstanding under the non-revolving bank loans.

(b)

In April 2009, Turquoise Hill obtained a non-revolving, two-year extendible loan facility. Upon the loan facility’s original maturity in October 2010, Turquoise Hill elected to utilize the first one-year extension. In October 2011, Turquoise Hill elected to utilize the second one-year extension, extending the loan’s maturity to October 2012. Certain securities and other investments were pledged as collateral against the loan facility. In September 2012, Turquoise Hill made payments to settle all amounts outstanding under the non-revolving loan facility.

12.	CONVERTIBLE CREDIT FACILITY

	December 31,
	2012	2011
Principal amount of convertible debenture	$500,000	$500,000
(Deduct) add:
Bifurcation of embedded derivative liability	(313,292)	(313,292)
Accretion of discount	259	127
Reduction of carrying amount upon partial conversion	(93,370)	(93,370)

Carrying amount of debt host contract	93,597	93,465
Embedded derivative liability	8,876	48,388

Convertible credit facility	102,473	141,853
Accrued interest	6,301	6,301
Transaction costs allocated to deferred charges	(2,796)	(2,799)

Net carrying amount of convertible credit facility	$105,978	$145,355

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	CONVERTIBLE CREDIT FACILITY (Continued)

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. A first charge over SouthGobi’s assets, including the shares of its material subsidiaries, is pledged as collateral against the convertible debenture. An event of default on the convertible debenture can be triggered as a result of certain encumbrances on SouthGobi’s assets (Note 29).

Pursuant to the convertible debentures’ terms, SouthGobi had the right to call for the conversion of up to $250.0 million of the convertible debenture upon SouthGobi achieving a public float of 25.0% of its common shares under certain agreed circumstances. On March 29, 2010, SouthGobi exercised this right and completed the conversion of $250.0 million of the convertible debenture into 21.5 million shares at a conversion price of $11.64 (Cdn$11.88).

CIC has the right to convert the debenture, in whole or in part, into common shares of SouthGobi from November 19, 2010 onwards. After November 19, 2014, SouthGobi is entitled to convert the debenture, in whole or in part, into its common shares at the conversion price if the conversion price is at least Cdn$10.66. The conversion price is the lower of Cdn$11.88 or the 50-day volume-weighted average price at the date of conversion, subject to a floor price of Cdn$8.88 per share.

As at December 31, 2012, the fair value of the embedded derivative liability associated with the remaining $250.0 million principal outstanding was determined to be $8.9 million (December 31, 2011 - $48.4 million).

During 2012, Turquoise Hill capitalized $9.5 million (2011 - $10.8 million) of interest expense and $0.1 million (2011 - $0.1 million) of accretion expense incurred on the convertible credit facility.

The embedded derivative liability was valued using a Monte Carlo simulation valuation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is significant uncertainty in the future value of inputs and where the movement in the inputs can be independent of each other. Some of the key inputs used by the Monte Carlo simulation include: floor and ceiling conversion prices, risk-free rate of return, expected volatility of SouthGobi’s share price, forward Cdn$ exchange rate curves and spot Cdn$ exchange rates.

Assumptions used in the Monte Carlo valuation model are as follows:

	December 31,
	2012		2011
Floor conversion price	Cdn$	8.88	Cdn$	8.88
Ceiling conversion price	Cdn$	11.88	Cdn$	11.88
Expected volatility		70%		71%
Risk-free rate of return		2.26%		2.41%
Foreign exchange spot rate (U.S. Dollar equivalent to Cdn$1)		1.01		0.98
Forward foreign exchange rate curve (U.S. Dollar equivalent to Cdn$1)		0.96 - 1.01		0.96 - 1.01

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

13.	INTERIM FUNDING FACILITY

(a)	Interim Funding Facility

In December 2010, Rio Tinto provided the Company with an initial, non-revolving interim funding facility of $1.8 billion to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. The interim funding facility is on arm’s-length terms and matures on December 31, 2013, subject to earlier mandatory prepayment of all amounts from the proceeds of the first drawdown under the planned Oyu Tolgoi project-financing package.

In November 2011, the Company made its first draw on the interim funding facility. As at December 31, 2012, a total of approximately $1.8 billion (December 31, 2011 - $400.7 million) had been drawn down on the interim funding facility.

Amounts advanced to the Company under the interim funding facility bear interest at the weighted average rate of return earned by the Company on the aggregate interim funding facility proceeds advanced to Oyu Tolgoi. During 2012, the interim funding facility’s effective annual interest rate equaled 90% of the sum of the three-month LIBOR and 6.5%. During 2012, interest expense of $101.1 million (2011 - $0.9 million) was incurred on the interim funding facility.

During 2011, the Company paid a front end fee of $18.0 million and is subject to a commitment fee of 0.4% annually, payable on a semi-annual basis in arrears on the daily average of the undrawn amount under the interim funding facility. During 2012, commitment fees of $1.5 million (2011 - $7.7 million) were incurred on the interim funding facility.

During 2012, all of the interest expense and commitment fees incurred on the interim funding facility were capitalized as Oyu Tolgoi mine development costs.

(b)	Bridge Funding Facility

On April 17, 2012, the Company signed a Memorandum of Agreement with Rio Tinto that established Rio Tinto’s support for a series of funding measures, including an additional bridge funding facility of up to $1.5 billion towards continued construction of the Oyu Tolgoi mine. The bridge funding facility initially matures on April 23, 2013, subject to earlier mandatory prepayment of all amounts from the proceeds of the first drawdown under the planned Oyu Tolgoi project financing package. The bridge funding facility is extendable for one year at Rio Tinto’s discretion following the written request of the Company.

Amounts advanced to the Company under the bridge funding facility bear interest at LIBOR plus 5.0%. During 2012, the Company paid a front end fee of $15.0 million and is subject to a commitment fee of 1.75% annually, payable on a semi-annual basis in arrears on the daily average of the undrawn amount under the bridge funding facility.

During 2012, the $15.0 million front end fee and commitment fees of $16.2 million (2011 - $nil) were capitalized as Oyu Tolgoi mine development costs.

To date, the Company has not drawn down on the bridge funding facility.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	INCOME TAXES

As referred to in Note 2 (b), Turquoise Hill must make significant estimates in respect of its provision for income taxes and the composition of its deferred income tax assets and liabilities. Turquoise Hill’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities, and those adjustments may be material to Turquoise Hill’s financial position and results of operations.

Turquoise Hill’s (provision) recovery of income and capital taxes for continuing operations consists of the following:

	Year Ended December 31,
	2012	2011
Deferred income taxes	$18,637	$11,272
Capital and other taxes	(31,536)	(22,929)

	$(12,899)	$(11,657)

Deferred income tax assets and liabilities for continuing operations at December 31, 2012 and 2011 arise from the following:

	December 31,
	2012	2011
Deferred income tax assets
Long-term investments	$28,428	$49,893
Property, plant and equipment	249,143	271,360
Loss carry-forwards	339,835	215,681
Other	19,766	33,591

	637,172	570,525
Valuation allowance	(588,662)	(535,936)

Net deferred income tax assets	48,510	34,589

Deferred income tax liabilities
Property, plant and equipment	—	9,619

	—	9,619

Deferred income tax assets, net	$48,510	$24,970

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	INCOME TAXES (Continued)

A reconciliation of the (provision) recovery of income and capital taxes for continuing operations is as follows:

	Year Ended December 31,
	2012	2011
Recovery of income taxes based on the combined Canadian federal and provincial statutory tax rates of 25.0% in 2012 and 26.5% in 2011 applied to the net loss from continuing operations	$107,930	$128,498
Add (deduct)
Lower foreign tax rates	(728)	(1,866)
Tax benefit of losses not recognized	(90,108)	(35,035)
Capital and other taxes	(31,536)	(22,929)
Foreign exchange and other	1,543	(80,325)

(Provision) recovery of income and capital taxes	$(12,899)	$(11,657)

At December 31, 2012, Turquoise Hill had the following unused tax losses from continuing operations:

		Local Currency	U.S. Dollar Equivalent (i)	Expiry Dates
Non-capital losses:
Canada	Canadian	$251,025	$253,024	2013 to 2032
Australia	Australian	$460,792	$478,855	(a)
Mongolia	Mongolian Tugrik	706,803,502	$508,308	2013 to 2020
Indonesia	Indonesian Rupiah	140,202,525	$14,317	2013 to 2017
Hong Kong	Hong Kong	$95,348	$12,302	(b)

(i)	Translated using the year-end exchange rate.

(a)	These losses are carried forward indefinitely, subject to continuity of ownership and business tests.

(b)	These losses are carried forward indefinitely.

Turquoise Hill also has deductible temporary differences and unused tax losses in certain other foreign jurisdictions that are not disclosed above, as it is currently highly unlikely that these items will be utilized.

Turquoise Hill had no uncertain tax positions as of December 31, 2012 and 2011. Under current conditions and expectations, management does not foresee any significant changes in uncertain tax positions that would have a material impact on the Company’s financial statements.

During 2012 and 2011, Turquoise Hill did not recognize any accrued interest or penalties related to uncertain tax positions within the statement of operations or balance sheet.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	INCOME TAXES (Continued)

Turquoise Hill is subject to taxes in Canada, Mongolia and various foreign countries. The tax years of major tax jurisdictions which remain subject to examination as of December 31, 2012 are as follows:

Canada	2005 to 2012
Mongolia	2007 to 2012
Australia	2008 to 2012

15.	ASSET RETIREMENT OBLIGATIONS

	Oyu Tolgoi	SouthGobi	Total
Balance, December 31, 2010	$5,618	$2,635	$8,253

Additions and changes in estimates	8,901	2,863	11,764
Accretion expense	414	280	694

Balance, December 31, 2011	$14,933	$5,778	$20,711

Additions and changes in estimates	74,871	(1,619)	73,252
Accretion expense	2,218	517	2,735

Balance, December 31, 2012	$92,022	$4,676	$96,698

16.	SHARE CAPITAL

(a)	Equity Incentive Plan

The Company has an Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”), which includes three components: (i) a Share Option Plan; (ii) a Share Bonus Plan; and (iii) a Share Purchase Plan.

(i)

The Share Option Plan authorizes the Board of Directors of the Company to grant options to directors and employees of Turquoise Hill to acquire common shares of the Company at a price based on the weighted average trading price of the common shares for the five days preceding the date of the grant. Options vest over four years and have seven year contractual terms unless otherwise determined from time to time by the Board of Directors, on the recommendation of the Compensation and Benefits Committee. The Share Option Plan also provides that these options may, upon approval of the Board of Directors, be converted into stock appreciation rights.

(ii)	The Share Bonus Plan permits the Board of Directors of the Company to authorize the issuance, from time to time, of common shares of the Company to employees of the Company and its affiliates.

(iii)

The Share Purchase Plan entitles each eligible employee of Turquoise Hill to contribute up to seven percent of each employee’s annual basic salary in semi-monthly instalments. At the end of each calendar quarter, each employee participating in the Share Purchase Plan is issued common shares of the Company equal to 1.5 times the aggregate amount contributed by the participant, based on the weighted average trading price of the common shares during the preceding three months.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	SHARE CAPITAL (Continued)

(a)	Equity Incentive Plan (continued)

The Company is authorized to issue a maximum of 6.5% of the issued and outstanding Common Shares (December 31, 2012 - 65,359,809) pursuant to the Equity Incentive Plan. At December 31, 2012, an aggregate of 49,183,597 common shares were available for future grants of awards under the plan.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of the Company’s stock. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been materially different from that reported.

The weighted average grant-date fair value of stock options granted during 2012 and 2011 was Cdn$1.01 and Cdn$13.47, respectively. The fair value of these options was determined using the Black-Scholes option pricing model, using the following weighted average assumptions:

	2012		2011
Risk-free interest rate		1.09%		1.66%
Expected life		0.9 years		3.0 years
Expected volatility		39%		65%
Expected dividends	$	Nil	$	Nil

A summary of stock option activity and information concerning outstanding and exercisable options at December 31, 2012 is as follows:

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price
			(Expressed in Canadian dollars)
Balances, December 31, 2010	20,244,373	16,712,070	$9.45
Increase in amount authorized	14,120,328	—	—
Options granted	(9,585,923)	9,585,923	20.02
Options exercised	—	(2,675,335)	8.81
Options cancelled	173,596	(173,596)	11.95
Bonus shares	(315,777)	—	—
Shares issued under share purchase plan	(25,766)	—	—

Balances, December 31, 2011	24,610,831	23,449,062	$13.83
Increase in amount authorized	23,701,143	—	—
Options granted	(8,484,971)	8,484,971	13.34
Options exercised	—	(6,069,382)	7.15
Options cancelled	9,487,303	(9,487,303)	14.66
Options expired	201,136	(201,136)	14.50
Bonus shares	(291,625)	—	—
Shares issued under share purchase plan	(40,220)	—	—

Balances, December 31, 2012	49,183,597	16,176,212	$15.58

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	SHARE CAPITAL (Continued)

(a)	Equity Incentive Plan (continued)

At December 31, 2012, the U.S. dollar equivalent of the weighted average exercise price was $15.70 (December 31, 2011 - $13.54).

The total intrinsic value of options exercised during the years ended December 31, 2012 and 2011 was $24.1 million and $44.4 million, respectively.

As at December 31, 2012, options vested and expected to vest totalled 16,176,212 (December 31, 2011 - 23,449,062) and had an aggregate intrinsic value of $4.7 million (December 31, 2011 - $137.2 million).

The following table summarizes information concerning outstanding and exercisable options at December 31, 2012:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
(Expressed in Canadian dollars)			(Expressed in Canadian dollars)		(Expressed in Canadian dollars)
$2.82 to $7.03	1,147,669	3.05	$3.58	1,147,669	$3.58
$7.04 to $8.20	2,662,094	3.94	8.12	1,619,732	8.20
$8.21 to $12.62	2,349,835	1.61	9.09	2,011,314	9.04
$12.63 to $17.70	3,412,349	3.80	14.33	2,880,952	14.23
$17.71 to $27.83	6,604,265	4.36	23.62	4,496,299	23.46

	16,176,212	3.68	$15.58	12,155,966	$14.98

As at December 31, 2012, total unrecognized compensation cost related to unvested stock options was $20.1 million. This cost is expected to be recognized over a weighted-average period of approximately 1.3 years.

As at December 31, 2012 the aggregate intrinsic value for fully vested stock options was $4.7 million (December 31, 2011 - $86.9 million).

Stock-based compensation charged to operations was incurred by Turquoise Hill as follows:

	Year Ended December 31,
	2012	2011
Turquoise Hill Resources Ltd. (i)	$68,961	$44,256
SouthGobi Resources Ltd.	13,689	13,751
Ivanhoe Australia Ltd.	9,216	13,043

	$91,866	$71,050

(i)	During 2012, stock-based compensation of $13.2 million (2011 - $32.6 million) relating to the development of the Oyu Tolgoi mine was capitalized as property, plant and equipment.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	SHARE CAPITAL (Continued)

(a)	Equity Incentive Plan (continued)

In addition, during 2012, as a result of implementing the board and management changes contemplated in the Memorandum of Agreement, 5,031,933 options vested in accordance with the terms of these awards.

(b)	Rio Tinto Placements

In 2006, the Company and Rio Tinto formed a strategic partnership and entered into a private placement agreement whereby Rio Tinto would invest in Turquoise Hill. Since 2006 the parties have entered into a series of agreements pursuant to which Rio Tinto has provided equity and debt financing to Turquoise Hill. As a result of these transactions, Rio Tinto holds a significant investment interest in Turquoise Hill. These transactions are set out below:

(Stated in thousands of U.S. dollars, except for share amounts)
Nature of Investment by Rio Tinto	Period	Number of Shares Acquired (1)	Proceeds/ Transaction Value
Private Placement — Tranche 1	2006	37,089,883	$303,395
Anti Dilution Shares	2008	243,772	612
Private Placement — Tranche 2	2009	46,304,473	388,031
March 2010 Private Placement	2010	15,000,000	240,916
Exercise of Series A Warrants	2010	46,026,522	393,066
Conversion of Convertible Credit Facility	2010	40,083,206	400,832
Exercise of Anti Dilution Warrants	2010	720,203	2,229
Partial exercise of Series B Warrants	2010	33,783,784	300,000
Rights Offering	2011	34,387,776	477,302
Exercise of remaining Series B Warrants	2011	14,070,182	119,737
Exercise of Anti Dilution Warrants	2011	827,706	2,527
Exercise of Series C Warrants	2011	40,224,365	379,316
Exercise of Subscription Right	2011	27,896,570	535,908

Balance at December 31, 2011		336,658,442	$3,543,871
Exercise of Subscription Right (2)	January 2012	439,216	8,489
Rights Offering	July 2012	133,585,562	935,099

Balance at December 31, 2012		470,683,220	$4,487,459

(1)	Shares acquired excludes other purchases made by Rio Tinto from third parties.

(2)

In January 2012, Turquoise Hill received $8.5 million from Rio Tinto following Rio Tinto’s decision to exercise the subscription right granted to Rio Tinto as part of the terms of the December 2010 Heads of Agreement between Rio Tinto and Turquoise Hill.

On January 24, 2012, Rio Tinto announced that it had increased its stake in the Company to 51.0% from 49.0%, by purchasing an additional 15.1 million common shares of the Company from two sellers in a privately negotiated transaction.

As at December 31, 2012, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2011 - 48.9%).

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	SHARE CAPITAL (Continued)

(c)	Series D Warrants

On April 17, 2012, the Company signed a Memorandum of Agreement with Rio Tinto. Under the terms of this agreement and the May 22, 2012 amendment thereto, the Company agreed to issue 55 million Series D Warrants to Rio Tinto upon filing the rights offering preliminary prospectus on May 22, 2012. Each Series D Warrant entitles Rio Tinto to purchase one common share of the Company at the warrant’s exercise price at any time during a three year period. The quantity and exercise price of the Series D Warrants were both subject to certain anti-dilution provisions connected to the rights offering. After the rights offering closed on July 26, 2012, the number of Series D Warrants was increased to 74,247,460 and the exercise price was set at $10.37.

Turquoise Hill has recorded an amount of $164.4 million in equity attributable to the fair value of the Series D Warrants, and a corresponding amount was expensed as financing costs during 2012. As at May 22, 2012, the fair value of the Series D Warrants was determined using the Black-Scholes option-pricing model, using the following assumptions:

Exercise price	$10.33
Theoretical ex-rights share price	$8.62
Risk-free interest rate	0.46%
Expected life	3.0 years
Expected volatility	60%
Expected dividends	Nil

(d)	2012 Rights Offering

In June 2012, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at June 19, 2012 received one right for each common share held. Every 20 rights held entitled the holder thereof to purchase seven common shares of the Company at $7.00 per share or Cdn$7.17 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on July 19, 2012.

Under the Memorandum of Agreement and the May 22, 2012 amendment thereto, Rio Tinto agreed to provide a standby commitment for the full amount of the rights offering in exchange for a standby commitment fee equal to 4% of the gross rights offering proceeds. Under the standby commitment, Rio Tinto was required to acquire any common shares of the Company not taken up under the rights offering. Because the rights offering was oversubscribed, Rio Tinto did not purchase any shares under its standby commitment.

Upon the closing of the rights offering in July 2012, the Company issued a total of 259,558,050 common shares for gross proceeds of $1.8 billion. Expenses and fees relating to the rights offering totalled approximately $75.4 million, including the $72.8 million standby commitment fee paid to Rio Tinto, and reduced the gross proceeds recorded as share capital.

Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $7.00 or Cdn$7.17 subscription price. Furthermore, the Cdn$7.17 subscription price was not denominated in the

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	SHARE CAPITAL (Continued)

(d)	2012 Rights Offering (continued)

Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.

On June 14, 2012, rights to be issued under the rights offering began trading on a “when issued” basis. On this date, the Company recognized an aggregate derivative financial liability of $688.4 million associated with the Company’s legal obligation to carry out the rights offering and deficit was adjusted by a corresponding amount. This derivative financial liability comprised $344.8 million attributable to rights held by the Company’s noncontrolling shareholders and $343.6 million attributable to rights held by Rio Tinto. Each reporting period, the derivative financial liability is remeasured at fair value with changes being recognized in earnings. During 2012, Turquoise Hill recognized a derivative gain of $194.7 million.

The derivative financial liability was settled as rights were exercised or expired unexercised. A total of $493.7 million was reclassified from the derivative financial liability to share capital, representing the fair value of rights exercised. At expiry, a total of $0.1 million was reclassified from the derivative financial liability to additional paid-in capital, representing the fair value of rights that expired unexercised.

Under the amendment to the Memorandum of Agreement, Rio Tinto confirmed that it would take up its full basic subscription privilege under the $1.8 billion rights offering with respect to its 51% shareholding, subject to certain conditions. Rio Tinto was committed to exercising its full basic subscription privilege regardless of whether or not the rights are in the money. Accordingly, the fair value of the derivative financial liability attributable to rights held by Rio Tinto was estimated using a forward contract pricing model, using the following assumptions:

	July 19, 2012	June 14, 2012
Theoretical ex-rights share price	$8.93	$9.52
Risk-free rate of return	0.00%	0.17%
Spot Cdn$ exchange rate	1.02	0.98

The fair value of the derivative financial liability attributable to rights held by the Company’s noncontrolling shareholders was determined by reference to published market quotations for the rights.

(e)	2011 Rights Offering

In December 2010, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at December 31, 2010 received one right for each common share held. Every 100 rights held entitled the holder thereof to purchase 15 common shares of the Company at $13.88 per share or Cdn$13.93 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on January 26, 2011.

Upon the closing of the rights offering, the Company issued a total of 84,867,671 common shares for gross proceeds of $1.18 billion. Expenses and fees relating to the rights offering totalled approximately $27.3 million.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	SHARE CAPITAL (Continued)

(e)	2011 Rights Offering (continued)

Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $13.88 or Cdn$13.93 subscription price. Furthermore, the Cdn$13.93 subscription price was not denominated in the Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.

On December 23, 2010, rights to be issued under the rights offering began trading on a “when issued” basis. On this date, the Company recognized a derivative financial liability of $901.9 million associated with the Company’s legal obligation to carry out the rights offering and deficit was adjusted by a corresponding amount. Each reporting period, the derivative financial liability was remeasured at fair value with changes being recognized in earnings. During 2011, Turquoise Hill recognized a derivative loss of $432.5 million.

The derivative financial liability was settled as rights were exercised or expired unexercised. A total of $1.19 billion was reclassified from the derivative financial liability to share capital, representing the fair value of rights exercised. At expiry, a total of $5.7 million was reclassified from the derivative financial liability to additional paid-in capital, representing the fair value of rights that expired unexercised.

The fair value of the derivative financial liability was determined by reference to published market quotations for the rights.

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	December 31,
	2012	2011
Long term investments, net of tax provision of $nil, $2,847	$(461)	$14,413
Other long-term investments, net of tax of $nil, $nil	(4,133)	(34,442)
Currency translation adjustment	26,161	21,671
Noncontrolling interest	(8,718)	(3,942)

	$12,849	$(2,300)

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

18.	NONCONTROLLING INTERESTS

At December 31, 2012 there were noncontrolling interests in Oyu Tolgoi, SouthGobi and Ivanhoe Australia:

	Noncontrolling Interests
	Oyu Tolgoi	SouthGobi	Discontinued Operations (Note 29 (b))	Total
Balance, December 31, 2010	$(353,401)	$287,226	$69,092	$2,917

Noncontrolling interests’ share of (loss) income	(15,130)	14,159	(45,610)	(46,581)
Noncontrolling interests’ share of other comprehensive income (loss)	932	(4,764)	1,751	(2,081)
Common share investments funded on behalf of noncontrolling interest (a)	110,128	—	—	110,128
Funded amounts repayable to the Company (a)	(110,128)	—	—	(110,128)
Changes in noncontrolling interests arising from changes in ownership interests	—	(14,850)	75,635	60,785

Balance, December 31, 2011	$(367,599)	$281,771	$100,868	$15,040

Noncontrolling interests’ share of loss	(47,509)	(51,736)	(46,917)	(146,162)
Noncontrolling interests’ share of other comprehensive income (loss)	11,268	(7,012)	520	4,776
Common share investments funded on behalf of noncontrolling interest (a)	535,626	—	—	535,626
Funded amounts repayable to the Company (a)	(535,626)	—	—	(535,626)
Other changes in noncontrolling interest (b)	69,239	—	—	69,239
Changes in noncontrolling interests arising from changes in ownership interests	—	23,725	43,909	67,634

Balance, December 31, 2012	$(334,601)	$246,748	$98,380	$10,527

(a)

During 2011 and 2012, Turquoise Hill funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to Turquoise Hill via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to Turquoise Hill.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of noncontrolling interest. As at December 31, 2012, the cumulative amounts of such funding and unrecognized interest were $645.8 million (December 31, 2011 - $110.1 million) and $59.7 million (December 31, 2011 - $1.0 million) respectively.

(b)	During 2012, shareholder loans from Turquoise Hill to Oyu Tolgoi totalling $245.4 million were converted to equity.

During 2012, unpaid dividends of $41.8 million on Oyu Tolgoi preferred shares held by Turquoise Hill were converted to equity.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

19.	COST OF SALES

	Year Ended December 31,
	2012	2011
Production and delivery	$51,503	$97,982
Depreciation and depletion	25,515	18,824
Write-down of carrying value of inventory	25,472	11,075
Write-down of carrying value of property, plant and equipment	15,245	16,605

Cost of sales during mine operations	117,735	144,486
Cost of sales during idled mine period (i)	52,958	—

	$170,693	$144,486

(i)

Cost of sales during idled mine period for the year ended December 31, 2012 includes $33.4 million (2011 - $nil) of depreciation expense. The depreciation expense relates to SouthGobi’s idled plant and equipment.

During the second quarter of 2012, SouthGobi commenced curtailing mining activities at the Ovoot Tolgoi mine to manage coal inventories and to maintain efficient working capital levels. By June 30, 2012, mining activities were fully curtailed and remained so for the remainder of 2012; however, operations at the Ovoot Tolgoi mine resumed on March 22, 2013.

20.	OTHER OPERATING EXPENSES

	Year Ended December 31,
	2012	2011
Operational readiness	$87,178	$15,760
Operating segment administration	32,438	28,839
Corporate social responsibility	20,145	1,017
Public infrastructure	1,273	8,069

	$141,034	$53,685

21.	OTHER INCOME (EXPENSE)

	Year Ended December 31,
	2012	2011
Unrealized losses on long-term investments (Note 6 (c))	$(4,515)	$(2,804)
Realized gains on sale of long-term investments (Note 6)	38	10,628
Unrealized gains on other long-term investments (Note 7)	11,463	3,573
Realized gains on other long-term investments (Note 7 (b))	4,483	123
Write-down of carrying value of long-term investments (Note 6)	(32,881)	(928)

	$(21,412)	$10,592

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

22.	CASH FLOW INFORMATION

(a)	Reconciliation of net loss to net cash flow used in operating activities

	Year Ended December 31,
	2012	2011
Net loss	$(558,233)	$(634,306)
Loss from discontinued operations	113,618	137,750
Items not involving use of cash
Stock-based compensation	77,029	54,205
Accretion expense	2,869	754
Depreciation	46,203	29,317
Accrued interest income	(10,345)	(8,339)
Financing costs	164,384	—
Unrealized losses on long-term investments	4,515	2,804
Realized gains on sale of long-term investments	(38)	(10,628)
Unrealized gains on other long-term investments	(11,463)	(3,573)
Realized gains on other long-term investments	(4,483)	(123)
Change in fair value of derivative	(194,664)	432,536
Change in fair value of embedded derivatives	(39,512)	(106,489)
Unrealized foreign exchange (gains) losses	(14,308)	13,589
Share of loss (income) of significantly influenced investees	33,233	23,071
Write-down of current assets	17,219	23,224
Write-down of carrying values of property, plant and equipment	15,245	16,605
Gain on settlement of note receivable	—	(102,995)
Write-down of carrying value of long-term investments	32,881	928
Deferred income taxes	(18,637)	(11,272)
Bonus shares	5,621	3,802
Net change in non-cash operating working capital items:
Decrease (increase) in:
Accounts receivable	(8,285)	3,887
Due from related parties	(433)	1,027
Inventories	(219,603)	(126,111)
Prepaid expenses	170	(38,557)
Increase in:
Accounts payable and accrued liabilities	115,302	28,391
Payable to related parties	66,199	18,370
Interest payable on long-term debt	2,074	6,319

Cash used in operating activities for continuing operations	$(383,442)	$(245,814)
Cash used in operating activities for discontinued operations	(123,683)	(125,907)

Cash used in operating activities	$(507,305)	$(371,721)

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

22.	CASH FLOW INFORMATION (Continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Year Ended December 31,
	2012	2011
Financing activities:
Rights offering (Note 16 (d) and (e))	493,673	1,193,064
Interest settlement on convertible credit facility (Note 12)	4,000	4,011

	$497,673	$1,197,075

(c)	Other supplementary information

	Year Ended December 31,
	2012	2011
Interest paid	$9,843	$9,147

Income taxes paid	$2,418	$7,991

23.	RELATED PARTY TRANSACTIONS

(a)	Related party transactions with Rio Tinto

On January 24, 2012, Rio Tinto announced that it had increased its stake in the Company to 51.0% from 49.0%. As at December 31, 2012, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2011 - 48.9%).

The following table presents the consolidated balance sheet line items that include deposits with Rio Tinto, amounts due from Rio Tinto and amounts payable to Rio Tinto:

	December 31,
	2012	2011
Cash and cash equivalents (i)	$970,591	$—
Due from related parties	496	—
Payable to related parties:
Management services payment (ii)	(91,175)	(56,783)
Cost recoveries (iii)	(94,226)	(26,026)
Interest payable on long-term debt (Note 13)	(25,105)	(4,507)
Interim funding facility (Note 13 (a))	(1,799,004)	(400,655)

	$(1,038,423)	$(487,971)

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

23.	RELATED PARTY TRANSACTIONS (Continued)

(a)	Related party transactions with Rio Tinto (continued)

The following table summarizes transactions with Rio Tinto by their nature:

	Year Ended December 31,
	2012	2011
Interest income on demand deposits (i)	$385	$—
Costs recoveries - Turquoise Hill	2,654	—
Financing costs:
Series D Warrants (Note 16 (c))	(164,384)	—
Standby commitment fee (Note 16 (d))	(72,764)	—
Front end fees (Note 13)	(15,000)	(18,000)
Commitment fees (Note 13)	(17,681)	(7,705)
Interest expense (Note 13)	(101,109)	(881)
Management services payment (ii)	(34,392)	(42,770)
Costs recoveries - Rio Tinto (iii)	(113,326)	(40,808)

	$(515,617)	$(110,164)

(i)

Cash and cash equivalents at December 31, 2012 included two deposits with Rio Tinto totalling $970.6 million (December 31, 2011 - $nil) that earn interest at LIBOR plus 3.25% and are required to be repaid, in whole or in part, to the Company on demand.

The first deposit of $696.4 million terminates on the earliest of the first drawdown under the Oyu Tolgoi project-finance package, the full repayment of all amounts due under the interim funding facility (Note 13 (a)) and December 31, 2013.

The second deposit of $274.2 million was terminated by Rio Tinto on March 1, 2013 in accordance with the terms of the deposit arrangement.

In the event Rio Tinto fails to repay any amount payable to the Company under the deposit arrangement, the Company may elect to apply such amount to any amount outstanding under the interim funding facility.

During 2012, interest income of $0.4 million (2011 - $nil) was earned on the two amounts deposited with Rio Tinto.

(ii)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to 1.5% of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 until the Oyu Tolgoi mine achieves certain production milestones. Thereafter, the 1.5% factor increases to 3.0%.

The payment of the accrued management services payment has been deferred until the Oyu Tolgoi mine reaches certain production milestones, which are expected to be achieved in the first half of 2013. Thereafter, the management services payment will be payable quarterly.

(iii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

23.	RELATED PARTY TRANSACTIONS (Continued)

(a)	Related party transactions with Rio Tinto (continued)

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b)	Other related party transactions

The following table summarizes transactions with related parties which were primarily incurred on a cost-recovery basis with a company affiliated with Turquoise Hill or companies related by way of directors or shareholders in common. The table summarizes related party transactions by related party:

	Year Ended December 31,
	2012	2011
Global Mining Management Corporation (i)	$24,019	$14,815
Robert Friedland related entities (ii)	21,224	8,299

	$45,243	$23,114

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due from related parties and amounts payable to related parties at December 31, 2012, included $1.1 million and $0.1 million, respectively (December 31, 2011 - $1.1 million and $2.1 million, respectively), which were due from/to a company affiliated with Turquoise Hill or companies related by way of directors or shareholders in common.

(i)

Global Mining Management Corporation (“Global”) is a private company based in Vancouver owned equally by seven companies, one of which is the Company. Global has a director in common with the Company. Global provides administration, accounting, and other office services to the Company on a cost-recovery basis.

(ii)

Robert Friedland beneficially owns more than 10% of the Company and was the Company’s CEO up until April 17, 2012. Turquoise Hill had various service arrangements with certain private companies 100%-owned by Mr. Friedland. These arrangements were on a cost-recovery basis and included aircraft rental and administration and other office services out of London, England and Singapore. The cost-sharing arrangements with these entities were terminated in April 2012, and a payment of $19.4 million was made to settle all obligations.

Turquoise Hill has a 50% interest in Altynalmas. During 2012, the Company recognized $4.6 million (2011 - $3.6 million) in interest income on its shareholder loan balance with Altynalmas.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

24.	SEGMENT DISCLOSURES

	Year Ended December 31, 2012
	Oyu Tolgoi	SouthGobi (a)	Other Exploration	Corporate	Consolidated

REVENUE	$—	$78,062	$—	$—	$78,062

COST OF SALES	—	(170,693)	—	—	(170,693)
EXPENSES
Exploration and evaluation	(42,181)	(8,598)	(15,302)	—	(66,081)
Other operating expenses	(107,540)	(33,494)	—	—	(141,034)
General and administrative	—	—	—	(154,486)	(154,486)
Depreciation	—	(215)	(145)	(45)	(405)
Accretion of asset retirement obligations	(2,218)	(517)	—	—	(2,735)
Write-down of current assets	—	—	—	—	—

TOTAL EXPENSES	(151,939)	(213,517)	(15,447)	(154,531)	(535,434)

OPERATING LOSS	(151,939)	(135,455)	(15,447)	(154,531)	(457,372)

OTHER INCOME (EXPENSES)
Interest income	3,432	406	74	11,892	15,804
Interest expense	—	(10,829)	—	(1,114)	(11,943)
Financing costs	—	—	—	(164,384)	(164,384)
Foreign exchange (losses) gains	(4,786)	(3,225)	(241)	14,900	6,648
Change in fair value of derivative	—	—	—	194,664	194,664
Change in fair value of embedded derivatives	—	39,512	—	—	39,512
Gain on settlement of note receivable	—	—	—	—	—
Other income (expense)	—	(23,631)	—	2,219	(21,412)

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(153,293)	(133,222)	(15,614)	(96,354)	(398,483)
(Provision) recovery of income taxes	(31,027)	10,627	(81)	7,582	(12,899)
Share of income (loss) of significantly influenced investees	—	(99)	—	(33,134)	(33,233)

NET LOSS FROM CONTINUING OPERATIONS	$(184,320)	$(122,694)	$(15,695)	$(121,906)	$(444,615)

CAPITAL EXPENDITURES	$2,389,555	$90,658	$225	$22	$2,480,460

TOTAL ASSETS	$6,852,304	$685,016	$10,443	$1,257,796	$8,805,559

The results of Ivanhoe Australia are excluded from the table above and disclosed in Note 28.

(a)

During the year ended December 31, 2012, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenue from the three largest customers was $23.5 million, $23.0 million and $14.3 million, respectively.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

24.	SEGMENT DISCLOSURES (Continued)

	Year Ended December 31, 2011
	Oyu Tolgoi	SouthGobi (a)	Other Exploration	Corporate	Consolidated

REVENUE	$—	$130,755	$—	$—	$130,755

COST OF SALES	—	(144,486)	—	—	(144,486)
EXPENSES
Exploration and evaluation	(15,028)	(31,345)	(16,073)	—	(62,446)
Other operating expenses	(16,788)	(36,897)	—	—	(53,685)
General and administrative	—	—	—	(100,805)	(100,805)
Depreciation	(173)	(322)	(534)	(135)	(1,164)
Accretion of asset retirement obligations	(414)	(280)	—	—	(694)
Write-down of current assets	—	(4,288)	—	—	(4,288)

TOTAL EXPENSES	(32,403)	(217,618)	(16,607)	(100,940)	(367,568)

OPERATING LOSS	(32,403)	(86,863)	(16,607)	(100,940)	(236,813)

OTHER INCOME (EXPENSES)
Interest income	5,566	1,243	42	7,591	14,442
Interest expense	—	(9,472)	—	(1,541)	(11,013)
Financing costs	—	—	—	—	—
Foreign exchange (losses) gains	(3,648)	1,662	262	(14,260)	(15,984)
Change in fair value of derivative	—	—	—	(432,536)	(432,536)
Change in fair value of embedded derivatives	—	106,489	—	—	106,489
Gain on settlement of note receivable	—	—	—	102,995	102,995
Other (expense) income	—	(3,082)	—	13,674	10,592

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(30,485)	9,977	(16,303)	(425,017)	(461,828)
(Provision) recovery of income taxes	(14,847)	8,960	452	(6,222)	(11,657)
Share of income (loss) of significantly influenced investees	—	—	—	(23,071)	(23,071)

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	$(45,332)	$18,937	$(15,851)	$(454,310)	$(496,556)

CAPITAL EXPENDITURES	$2,383,446	$218,108	$551	$51	$2,602,156

TOTAL ASSETS	$4,384,365	$892,304	$14,602	$525,854	$5,817,125

The results of Ivanhoe Australia are excluded from the table above and disclosed in Note 28.

(a)	During the year ended December 31, 2011, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenue from the two largest customers was $56.2 million and $48.3 million, respectively.

25.	COMMITMENTS AND CONTINGENCIES

Turquoise Hill has, in the normal course of its business, entered into various long-term contracts, which include commitments for future operating payments under contracts for drilling, engineering, equipment rentals and other arrangements as follows:

2013	$290,821
2014	14,272
2015	11,985
2016	1,106
2017 onwards	3,251

$321,435

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

25.	COMMITMENTS AND CONTINGENCIES (Continued)

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill accrues for such items when both a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

26.	FAIR VALUE ACCOUNTING

The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$15,000	$15,000	$—	$—
Long-term investments	37,472	37,472	—	—
Other long-term investments	270,612	—	—	270,612
Long-term investments included in non-current assets held for sale	(2,280)	(2,280)	—	—

	$320,804	$50,192	$—	$270,612

Liabilities:
Embedded derivative liability	$8,876	$—	$8,876	$—

	$8,876	$—	$8,876	$—

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

26.	FAIR VALUE ACCOUNTING (Continued)

	Fair Value at December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$—	$—	$—	$—
Long-term investments	76,068	76,068	—	—
Other long-term investments	317,325	44,970	—	272,355
Long-term investments included in non-current assets held for sale	(4,732)	(4,732)	—	—

	$388,661	$116,306	$—	$272,355

Liabilities:
Embedded derivative liability	$48,388	$—	$48,388	$—

	$48,388	$—	$48,388	$—

The Company’s short-term and long-term investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices of certain investments.

The Company’s other long-term investments are classified within level 1 and 3 of the fair value hierarchy and consist of Long-Term Notes, T-Bill, tax prepayments, convertible bonds and Money Market investments.

The Company’s embedded derivative liability, included within the convertible credit facility (Note 12), is classified within level 2 of the fair value hierarchy as it is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.

The table below sets forth a summary of changes in the fair value of the Company’s level 3 financial assets for the year ended December 31, 2012 and 2011.

	Long-Term Notes	T-Bills	Tax Prepayment	Convertible Bonds	Totals
Balance, December 31, 2010	$29,763	$80,394	$36,486	$—	$146,643

Additions	—	—	100,000	15,000	115,000
Accrued interest	—	2,930	1,903	—	4,833
Foreign exchange losses	(604)	—	—	—	(604)
Fair value redeemed	(106)	—	—	—	(106)
Unrealized gains (losses) included in other comprehensive income	—	5,024	(2,286)	—	2,738
Unrealized gains included in earnings	3,224	—	—	627	3,851

Balance, December 31, 2011	$32,277	$88,348	$136,103	$15,627	$272,355

Accrued interest	—	3,017	2,695	—	5,712
Foreign exchange gains	66	—	—	—	66
Fair value redeemed	(31,325)	—	—	—	(31,325)
Unrealized gains included in other comprehensive income	—	15,166	15,143	—	30,309
Unrealized gains included in earnings	9,122	—	—	2,311	11,433
Convertible Bond conversion	—	—	—	(17,938)	(17,938)

Balance, December 31, 2012	$10,140	$106,531	$153,941	$—	$270,612

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

27.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

(a)

Turquoise Hill is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia, China and Australia. Turquoise Hill does not mitigate the balance of this risk.

(b)

Turquoise Hill is exposed to interest rate risk with respect to the variable rates of interest incurred on the interim funding facility (Note 13 (a)) and cash and cash equivalents. Interest rate risk is concentrated in Canada. Turquoise Hill does not mitigate the balance of this risk.

28.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

These consolidated financial statements and notes thereto have been restated only to correct errors identified subsequent to year-end which are discussed below and to give effect to the subsequent event identified in Note 29 (b) pursuant to rules of the US Securities and Exchange Commission (“the SEC”), as more fully described below.

(a)	Correction of errors related to SouthGobi revenue recognition

Subsequent to the original issuance of the Company’s annual consolidated financial statements, the Company determined that certain revenue transactions of SouthGobi were previously recognized in the Company’s consolidated financial statements prior to meeting relevant revenue recognition criteria. The restatement is due to a change in the determination of when revenue should be recognized from its sales of coal previously recognized in the quarter ended December 31, 2010, the full year ended December 31, 2011 and the six months ended June 30, 2012. The affected transactions relate to sales contracts which specify the location of title transfer as the customer’s stockpile, which is located in a yard located within the Ovoot Tolgoi mine’s mining license area. During the affected periods, revenue for such sales was recognized upon delivery of coal to the customer’s stockpile. The restated consolidated financial statements reflect a correction in the point of revenue recognition from the delivery of coal to the customer’s stockpile to loading the coal onto the customer’s trucks at the time of collection.

(b)	Correction of error related to withholding taxes on intercompany interest.

During 2012, the Company identified and recorded $21.5 million of accrued withholding taxes on intercompany interest that arose in the years ended December 31, 2011 and 2010 but were not identified and recorded in those periods. In conjunction with the restatement described in (a) above, the Company has made adjustments to reflect the withholding taxes in the proper periods.

(c)	Reclassification of Inova Resources Limited (“Inova”) (formerly known as Ivanhoe Australia) as discontinued operations

Pursuant to rules of the SEC, the Company has reclassified the assets and liabilities of Inova as held for sale and the operations of Inova as discontinued operations in all periods presented upon the refiling and reissuance of these annual consolidated financial statements, following the classification of Inova as discontinued operations in the Company’s unaudited consolidated financial statements as of and for the three and nine month periods ended September 30, 2013, as described in Note 29 (b).

The following tables represent the impact of these matters on the previously issued financial statements as of and for the years ended December 31, 2012 and 2011.

The restated consolidated financial statements have not been updated for events after the issuance of the previously issued financial statements, except as discussed here.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

28.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Effect on Consolidated Balance Sheets

	December 31,
	2012					2011
	As previously reported	Correction of errors		Discontinued operations (Note 29 (b))	As restated	As previously reported	Correction of errors		Discontinued operations (Note 29 (b))	As restated
ASSETS
CURRENT
Cash and cash equivalents	$1,162,884	$—		$(47,622)	$1,115,262	$998,054	$—		$(170,268)	$827,786
Short-term investments	15,000	—		—	15,000	—	—		—	—
Accounts receivable	26,460	(14,139	)(a)	(4,674)	7,647	101,233	(64,052	)(a)	(3,892)	33,289
Due from related parties	1,672	—		(139)	1,533	1,227	—		(127)	1,100
Inventories	351,900	9,052	(a)	(32,099)	328,853	108,483	60,463	(a)	(9,897)	159,049
Prepaid expenses	52,750	9,451	(a)	(2,303)	59,898	56,327	6,453	(a)	(4,879)	57,901
Current assets held for sale	—	—		86,837	86,837	—	—		189,063	189,063

TOTAL CURRENT ASSETS	1,610,666	4,364		—	1,615,030	1,265,324	2,864		—	1,268,188
LONG-TERM INVESTMENTS	66,872	—		(2,280)	64,592	107,277	—		(19,707)	87,570
OTHER LONG-TERM INVESTMENTS	270,612	—		—	270,612	317,325	—		—	317,325
INVENTORIES	67,897	—		—	67,897	—	—		—	—
PROPERTY, PLANT AND EQUIPMENT	6,963,750	—		(169,401)	6,794,349	4,363,501	—		(91,068)	4,272,433
DEFERRED INCOME TAXES	47,556	954	(a)	—	48,510	33,062	1,527	(a)	—	34,589
OTHER ASSETS	57,438	—		(26,032)	31,406	50,339	—		(24,256)	26,083
NON-CURRENT ASSETS HELD FOR SALE	—	—		197,713	197,713	—	—		135,031	135,031

TOTAL ASSETS	$9,084,791	$5,318		$—	$9,090,109	$6,136,828	$4,391		$—	$6,141,219

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$755,705	$8,181	(a)	$(25,231)	$738,655	$653,015	$8,970	(a)	$(36,664)	$646,815
							21,494	(b)
Payable to related parties	185,462	—		—	185,462	28,170	—		(83)	28,087
Amounts due under credit facilities	—	—		—	—	44,884	—		—	44,884
Interest payable on long-term debt	31,406	—		—	31,406	10,808	—		—	10,808
Interim funding facility	1,799,004	—		—	1,799,004	—	—		—	—
Current liabilities held for sale	—	—		25,231	25,231	—	—		36,747	36,747

TOTAL CURRENT LIABILITIES	2,771,577	8,181		—	2,779,758	736,877	30,464		—	767,341
CONVERTIBLE CREDIT FACILITY	102,473	—		—	102,473	141,853	—		—	141,853
INTERIM FUNDING FACILITY	—	—		—	—	400,655	—		—	400,655
PAYABLE TO RELATED PARTIES	—	—		—	—	56,783	—		—	56,783
DEFERRED INCOME TAXES	—	—		—	—	15,282	—		(5,663)	9,619
ASSET RETIREMENT OBLIGATIONS	126,912	—		(30,214)	96,698	45,553	—		(24,842)	20,711
NON-CURRENT LIABILITIES HELD FOR SALE	—	—		30,214	30,214	—	—		30,505	30,505

TOTAL LIABILITIES	$3,000,962	$8,181		$—	$3,009,143	$1,397,003	$30,464		$—	$1,427,467

EQUITY
SHARE CAPITAL	$9,145,394	$—		$—	$9,145,394	$6,819,367	$—		$—	$6,819,367
ADDITIONAL PAID-IN CAPITAL	1,520,745	—		—	1,520,745	1,389,721	—		—	1,389,721
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	12,849	—		—	12,849	(2,300)	—		—	(2,300)
DEFICIT	(4,606,905)	(1,644)		—	(4,608,549)	(3,483,948)	(24,128)		—	(3,508,076)

TOTAL TURQUOISE HILL RESOURCES LTD. SHAREHOLDERS’ EQUITY	6,072,083	(1,644)		—	6,070,439	4,722,840	(24,128)		—	4,698,712
NONCONTROLLING INTERESTS	11,746	(1,219)		—	10,527	16,985	(1,945)		—	15,040

TOTAL EQUITY	6,083,829	(2,863)		—	6,080,966	4,739,825	(26,073)		—	4,713,752

TOTAL LIABILITIES AND EQUITY	$9,084,791	$5,318		$—	$9,090,109	$6,136,828	$4,391		$—	$6,141,219

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

28.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Effect on Consolidated Statements of Operations

	Year Ended December 31,
	2012					2011
	As previously reported	Correction of errors		Discontinued operations (Note 29 (b))	As restated	As previously reported	Correction of errors		Discontinued operations (Note 29 (b))	As restated
REVENUE	$133,771	$24,946	(a)	$(80,655)	$78,062	$179,049	$(48,294	)(a)	$—	$130,755

COST OF SALES	(208,085)	(35,357	)(a)	72,749	(170,693)	(184,849)	40,363	(a)	—	(144,486)
EXPENSES
Exploration and evaluation	(168,966)	—		102,885	(66,081)	(210,490)	—		148,044	(62,446)
Other operating expenses	(159,883)	(3,009	)(a)	21,858	(141,034)	(72,098)	—		18,413	(53,685)
General and administrative	(154,486)	—		—	(154,486)	(100,805)	—		—	(100,805)
Depreciation	(2,797)	—		2,392	(405)	(2,430)	—		1,266	(1,164)
Accretion of asset retirement obligations	(4,997)	—		2,262	(2,735)	(694)	—		—	(694)
Write-down of current assets	(16,205)	16,205	(a)	—	—	(4,288)	—		—	(4,288)

TOTAL EXPENSES	(715,419)	(22,161)		202,146	(535,434)	(575,654)	40,363		167,723	(367,568)

OPERATING LOSS	(581,648)	2,785		121,491	(457,372)	(396,605)	(7,931)		167,723	(236,813)

OTHER INCOME (EXPENSES)
Interest income	19,453	—		(3,649)	15,804	22,077	—		(7,635)	14,442
Interest expense	(11,943)	—		—	(11,943)	(11,013)	—		—	(11,013)
Financing costs	(164,384)	—		—	(164,384)	—	—		—	—
Foreign exchange gains (losses)	7,236	(496	)(a)	(92)	6,648	(16,831)	872	(a)	(25)	(15,984)
Change in fair value of derivative	194,664	—		—	194,664	(432,536)	—		—	(432,536)
Change in fair value of embedded derivatives	39,512	—		—	39,512	106,489	—		—	106,489
Gain on settlement of note receivable	—	—		—	—	102,995	—		—	102,995
Other (expense) income	(17,049)	—		(4,363)	(21,412)	1,970	—		8,622	10,592

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(514,159)	2,289		113,387	(398,483)	(623,454)	(7,059)		168,685	(461,828)
(Provision) recovery of income and capital taxes	(34,340)	(573	)(a)	520	(12,899)	650	1,765	(a)	239	(11,657)
		21,494	(b)				(14,311	)(b)
Share of (loss) income of significantly influenced investees	(32,944)	—		(289)	(33,233)	17,208	—		(40,279)	(23,071)

NET LOSS FROM CONTINUING OPERATIONS	(581,443)	23,210		113,618	(444,615)	(605,596)	(19,605)		128,645	(496,556)
LOSS FROM DISCONTINUED OPERATIONS	—	—		(113,618)	(113,618)	(9,105)	—		(128,645)	(137,750)

NET LOSS	(581,443)	23,210		—	(558,233)	(614,701)	(19,605)		—	(634,306)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	146,888	(726	)(a)	—	146,162	44,329	2,252	(a)	—	46,581

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(434,555)	$22,484		$—	$(412,071)	$(570,372)	$(17,353)		$—	$(587,725)

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.
CONTINUING OPERATIONS	(434,555)	22,484		66,702	(345,369)	(561,267)	(17,353)		83,035	(495,585)
DISCONTINUED OPERATIONS	—	—		(66,702)	(66,702)	(9,105)	—		(83,035)	(92,140)

	(434,555)	22,484		—	(412,071)	(570,372)	(17,353)		—	(587,725)
BASIC AND DILUTED LOSS PER SHARE ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.					—					—
CONTINUING OPERATIONS	$(0.51)	$0.03		$0.08	$(0.40)	$(0.75)	$(0.02)		$0.11	$(0.66)
DISCONTINUED OPERATIONS	—	—		(0.08)	(0.08)	(0.01)	—		(0.11)	(0.12)

	$(0.51)	$0.03		$—	$(0.48)	$(0.76)	$(0.02)		$—	$(0.78)

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

28.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Effect on Consolidated Statements of Comprehensive Loss

	Year Ended December 31,
	2012					2011
	As previously reported	Correction of errors		Discontinued operations (Note 29 (b))	As restated	As previously reported	Correction of errors		Discontinued operations (Note 29 (b))	As restated
NET LOSS	$(581,443)	$23,210		$—	$(558,233)	$(614,701)	$(19,605)		$—	$(634,306)
TOTAL COMPREHENSIVE LOSS	$(561,518)	23,210		—	(538,308)	(652,157)	(19,605)		—	(671,762)
COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Turquoise Hill Resources Ltd.	$(419,406)	$22,484	(a)	$—	$(396,922)	$(605,747)	$(17,353	)(a)	$—	$(623,100)
Noncontrolling interests	(142,112)	726	(a)	—	(141,386)	(46,410)	(2,252	)(a)	—	(48,662)

	$(561,518)	$23,210		$—	$(538,308)	$(652,157)	$(19,605)		$—	$(671,762)

Effect on Consolidated Statements of Equity

	Year Ended December 31,
	2012				2011
	As previously reported	Correction of errors	Discontinued operations (Note 29 (b))	As restated	As previously reported	Correction of errors		Discontinued operations (Note 29 (b))	As restated
DEFICIT
Beginning balance	$(3,483,948)	$(24,128)	$—	$(3,508,076)	$(2,913,576)	$(6,775	)(a)	$—	$(2,920,351)
Net loss	(434,555)	22,484	—	(412,071)	(570,372)	(17,353)		—	(587,725)
Rights offering	(688,402)	—		(688,402)	—	—		—	—

Ending balance	$(4,606,905)	$(1,644)	$—	$(4,608,549)	$(3,483,948)	$(24,128)		$—	$(3,508,076)

NONCONTROLLING INTEREST
Beginning balance	$16,985	$(1,945)	$—	$15,040	$2,610	$307	(a)	$—	$2,917
Comprehensive loss	(142,112)	726	—	(141,386)	(46,410)	(2,252)		—	(48,662)
Other increase in noncontrolling interest	136,873	—	—	136,873	60,785	—		—	60,785

Ending balance	$11,746	$(1,219)	$—	$10,527	$16,985	$(1,945)		$—	$15,040

TOTAL EQUITY
Beginning balance	$4,739,825	$(26,073)	$—	$4,713,752	$1,816,443	$(6,468)		$—	$1,809,975
Net loss	$(581,443)	$23,210	$—	$(558,233)	$(614,701)	$(19,605)		$—	$(634,306)
Ending balance	$6,083,829	$(2,863)	$—	$6,080,966	$4,739,825	$(26,073)		$—	$4,713,752

The impact on opening deficit and noncontrolling interest at January 1, 2011 reflects the impact on net loss for the quarter ended December 31, 2010 of $6.5 million arising from the reversal of $19.4 million of revenue, net of associated costs of sales and expenses of $20.3 million and income taxes of $0.2 million as described in (a) above, as well as the impact on net loss for the year ended December 31, 2010 of the additional withholding tax provision of $7.2 million as described in (b) above.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements (Restated)

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

28.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Effect on Consolidated Statements of Cash Flows

The restatement did not affect the Company’s consolidated statement of cash flows. The Company has restated the reconciliation of net loss to cash used in operating activities in Note 22.

29.	SUBSEQUENT EVENT

(a)	Investigation of SouthGobi by the Mongolian Independent Authority Against Corruption

SouthGobi is subject to continuing investigations by the Mongolian Independent Authority Against Corruption (“IAAC”) and other governmental and regulatory authorities in the Republic of Mongolia regarding allegations against SouthGobi and some of its employees involving possible breaches of Mongolian laws, including anti-corruption and taxation laws.

Subsequent to December 31, 2012, the IAAC informed SouthGobi that orders, placing restrictions on certain of its Mongolian assets, had been imposed in connection with its continuing investigation.

The orders placing restrictions on certain of SouthGobi’s Mongolian assets could ultimately result in an event of default of SouthGobi’s convertible debenture. This matter remains under review by SouthGobi and its advisers, but to date, it is SouthGobi’s view that this would not result in an event of default as defined under the convertible debenture terms. However, in the event that the orders result in an event of default of SouthGobi’s convertible debenture that remains uncured for ten business days, the principal amount owing and all accrued and unpaid interest will become immediately due and payable upon notice to SouthGobi by CIC.

The orders relate to certain items of operating equipment and infrastructure and SouthGobi’s Mongolian bank accounts. The orders related to the operating equipment and infrastructure restricts the sale of these items; however, the orders do not restrict the use of these items in SouthGobi’s mining activities. The orders related to SouthGobi’s Mongolian bank accounts restrict the use of in-country funds. While the orders restrict the use of in-country funds pending outcome of the investigation, they are not expected to have any material impact on SouthGobi’s activities.

(b)	Restatement of Financial Statements for Subsequent Discontinued Operations

On June 17, 2013, Ivanhoe Australia announced it changed its name to Inova Resources Limited (“Inova”). On November 1, 2013, the Company completed the sale of all of its shares of Inova to the Shanxi Donghui Coal Coking & Chemicals Group Co., Ltd. (“Shanxi”) for approximately $85 million (Aud$90 million) in cash. These funds are expected to be received in November 2013.

The Company’s Board of Directors committed to a plan to sell its investment in Inova in August 2013 in conjunction with a proposed bid by Shanxi to acquire the majority of shares of Inova for Aud$0.22 cash per share (the “Takeover Offer”) and as at September 30, 2013, the assets and liabilities of Inova were classified as held for sale and the operations of Inova were presented as discontinued operations in the Company’s consolidated interim financial statements as of and for the nine months ended September 30, 2013.

Note 28 reflects the retrospective classification of the assets and liabilities of Inova as held for sale and the operations as discontinued operations.